UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

XPO LOGISTICS, INC.

(Name of Issuer)

COMMON STOCK, Par Value $0.001 Per Share

(Title of Class of Securities)

30217Q 207

(CUSIP Number)

Jacobs Private Equity, LLC Bradley S. Jacobs 350 Round Hill Road Greenwich, CT 06831 Tel: 203-413-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 30217Q 207	Page 1 of 2

1	NAMES OF REPORTING PERSONS Jacobs Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,285,714[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,285,714
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,714
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	Represents (i) 67,500 shares of Series A Convertible Perpetual Preferred Stock, which are initially convertible into an aggregate of 9,642,857 Shares (as defined below), and (ii) 9,642,857 Warrants to purchase Shares, which are initially exercisable for an aggregate of 9,642,857 Shares at an exercise price of $7.00 per Share.
2	Calculated based on 17,614,483 Shares outstanding as of March 20, 2012, following the public offering and sale by the Company (as defined below) of 9,200,000 Shares, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2012.

CUSIP No. 30217Q 207	Page 2 of 2

1	NAMES OF REPORTING PERSONS Bradley S. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,285,714[3]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,285,714
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,714
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3	Bradley S. Jacobs has indirect beneficial ownership of such Shares as a result of being the Managing Member of JPE .
4	See Footnote 2.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2011, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Shares”), of XPO Logistics, Inc., a Delaware corporation (the “Company”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a)-(b) JPE owns 67,500 shares of Preferred Stock initially convertible into 9,642,857 Shares, and 9,642,857 Warrants initially exercisable for 9,642,857 Shares. Therefore, JPE, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), beneficially owns 19,285,714 Shares and Mr. Jacobs, for the purposes of Rule 13d-3 promulgated under the Exchange Act, indirectly beneficially owns 19,285,714 Shares. This number of Shares represents, for the purposes of Rule 13d-3, approximately 52.3% of the outstanding shares of voting stock of the Company based on 17,614,483 Shares outstanding as of March 20, 2012, following the public offering and sale by the Company of 9,200,000 Shares, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2012.

JPE has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Preferred Stock and Warrants (and the Shares issuable upon conversion or exercise thereof) described in the foregoing paragraph.

(c) On November 21, 2011, Mr. Jacobs was granted 50,000 Restricted Stock Units in respect of the Shares and Employee Stock Options to purchase 250,000 Shares (exercisable at a price of $9.28 per Share). Each Restricted Stock Unit represents a contingent right to receive, upon settlement, either (i) one Share or (ii) a cash payment equal to the fair market value of one Share. The Restricted Stock Units are unvested, and shall vest and be settled in equal annual installments of 20% each beginning on September 2, 2012 and continuing on the first, second, third and fourth anniversaries thereof, subject to Mr. Jacobs’s continued employment with the Company. The Employee Stock Options are unvested, and shall vest in equal annual installments of 20% each beginning on September 2, 2012 and continuing on the first, second, third and fourth anniversaries thereof, subject to Mr. Jacobs’s continued employment with the Company. On January 5, 2012, Mr. Jacobs and the Company entered into a Performance-Based Restricted Stock Unit Award Agreement, which provides for a target award of 160,000 Performance-Based Restricted Stock Units, of which 150,000 Performance-Based Restricted Stock Units are subject to the approval by the Company’s stockholders of an increase in the number of Shares available under the Company’s 2011 Omnibus Incentive Compensation Plan. Each Performance-Based Restricted Stock Unit represents a contingent right to receive, upon settlement, one Share. The Performance-Based Restricted Stock Units are unvested, and are eligible to vest and be settled in equal annual installments of 20% each beginning on September 2, 2012 and continuing on the first, second, third and fourth anniversaries thereof, subject to a determination by the Company’s compensation committee that certain performance goals have been attained.

Except for the foregoing, neither Reporting Party has effected any transaction in the Shares since the date of the Reporting Parties’ most recent filing on Schedule 13D.

1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2012

JACOBS PRIVATE EQUITY, LLC,

by	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs
Title: Managing Member

/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs